As filed with the Securities and Exchange Commission on May 7, 2003

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETOPIA, INC.

(Exact Name of the Registrant as Specified in Its Charter)

Delaware	94-3033136
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

(Address, Including Zip Code and Telephone Number, Including Area Code, of the Registrant’s Principal Executive Offices)

Alan B. Lefkof

President and Chief Executive Officer

Netopia, Inc.

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David A. Kadish, Esq.

Senior Vice President & General Counsel

Netopia, Inc.

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ___________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ___________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Shares To Be Registered	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common stock, $0.001 par value per share	300,000	$2.345	$703,500	$56.91

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and is based upon the average of the high and low prices of the Registrant’s common stock as reported by the Nasdaq National Market on May 1, 2003.
(2)	This Registration Statement shall also cover any additional shares of Common Stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of Netopia, Inc.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS	(Subject to completion, dated May 7, 2003)

300,000 Shares

Common Stock

Netopia, Inc.

Our common stock is listed on the Nasdaq National Market under the symbol “NTPA”. On May 6, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $2.73 per share.

THE OFFERING

With this prospectus, the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus may offer and sell shares of our common stock that they acquired in connection with our acquisition of substantially all of the assets of DoBox, Inc. The selling stockholders may sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2003.

Prospectus Summary	3	Plan of Distribution	19
Forward-Looking Statements	3	Legal Matters	22
Risk Factors	4	Experts	22
Use of Proceeds	17	Where You Can Find More Information	22
Selling Stockholders	17

Unless the context otherwise requires, the terms “we,” “us,” “our” and “Netopia” refer to Netopia, Inc., a Delaware corporation, and its wholly owned subsidiaries. Netopia, Cayman, Timbuktu Pro, netOctopus, and Making Broadband Work are registered trademarks of Netopia, Inc. This prospectus also includes trademarks of other companies and our product names are trademarks or registered trademarks of Netopia, Inc. in the United States and other countries. Each trademark, trade name or service mark of any other company appearing herein belongs to its holder.

PROSPECTUS SUMMARY

The Company

We develop, market and support broadband equipment, software and services that enable our carrier and broadband service provider customers to simplify and enhance the delivery of broadband services to their residential and enterprise-class customers. Our product and service offerings enable carriers and broadband service providers to (i) improve their profitability with feature rich routers and gateways, and software that “manages to the edge” of the network to reduce costs, and (ii) provide value added services to enhance revenue generation. These bundled service offerings often include digital subscriber line (DSL) or broadband cable equipment bundled with backup, bonding, virtual private networking (VPN), firewall protection, parental controls, Web content filtering, integrated voice and data, and eSite and eStore hosting.

We were incorporated in California in 1986 as Farallon Computing, Inc. In 1996 we were reincorporated in Delaware as Farallon Communications, Inc. In November 1997, we changed our name from Farallon Communications, Inc. to Netopia, Inc. We initially focused on the development of networking products for AppleTalk local area networks (LANs). In 1993, we revised our business strategy to concentrate on the Internet and Intranet markets thru the utilization of our transmission control protocol/Internet protocol (TCP/IP) and routing expertise. In 1998, we introduced our family of DSL broadband Internet equipment and in 2002, we expanded and enhanced our broadband product and service offerings, primarily as a result of the technology acquired in connection with our acquisitions of Cayman Systems, Inc. (Cayman) and substantially all the assets of DoBox, Inc. (DoBox). In 2002, we also introduced our netOctopus suite of server software products that enable remote support and centralized management of installed broadband gateways, allowing carriers and broadband service providers to “manage to the edge” of their network. Our principal offices are located at Marketplace Tower, 6001 Shellmound Street, 4th Floor, Emeryville, California 94608, and our telephone number is (510) 420-7400. Our common stock is traded on the Nasdaq National Market under the ticker symbol “NTPA.” Our primary Web site address is www.netopia.com. The information on our Web site is not incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “will,” “may,” “continue” and similar terms. These forward-looking statements include our expectations about revenue, cost of revenues, operating expenses and liquidity. You should read statements that contain these words carefully because they: (i) discuss out expectations about our future performance; (ii) contain projections of our future operating results or of our future financial condition; or (iii) state other “forward-looking” information. There will be events in the future that we are not able to predict or over which we have no control, which may adversely affect our future results of operations, financial condition or stock price. The risk factors described in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. You should be aware that the occurrence of any of the risks, uncertainties, or events described in this prospectus could seriously harm our business and that, upon the occurrence of any of these events, the trading price of our common stock could decline.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements for any reason, except as required by law, even if new information becomes available or other events occur in the future.

RISK FACTORS

In addition to other information in this prospectus, the following risk factors should be considered carefully in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this prospectus, and the risks discussed in our other filings with the United States Securities Exchange Commission, actual results could differ materially from those projected in any forward-looking statements.

We have a history of losses and negative cash flow. We may incur losses and negative cash flow in the future.

Our failure to significantly increase our revenues or sufficiently reduce our operating expenses will result in continuing losses and negative cash flow. We incurred losses from continuing operations of $3.1 million for the three months ended March 31, 2003 and have incurred losses from continuing operations of $34.3 million, $41.7 million and $17.6 million for fiscal years ended September 30, 2002, 2001 and 2000, respectively. We used $3.1 million of cash during the three months ended March 31, 2003. We used $10.7 million and $2.1 million of cash during fiscal years ended September 30, 2002 and 2001, respectively. Our cash, cash equivalents and short-term investments, including $8.5 million of cash borrowed from under our credit facility, totaled $21.2 million at March 31, 2003. Even if we reach profitability and maintain positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

We may incur negative cash flow in the future particularly to the extent we complete any acquisition opportunities or are unable to increase our revenues and/or decrease our costs and expenses. As a result of continuing substantial capital expenditures and product development, sales, marketing and administrative expenses, we will need to generate significant revenues to achieve and maintain positive cash flow.

We may find it difficult to raise needed capital in the future, which could significantly harm our business.

We must continue to enhance and expand our product and service offerings in order to maintain our competitive position and to increase our market share. As a result and due to our net losses and use of cash, the continuing operations of our business may require substantial capital infusions. Whether or when we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. Unless such cash flow levels are achieved, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. If we issue additional stock or other instruments to raise capital, the percentage ownership in Netopia of existing stockholders would be reduced. If we cannot generate sufficient cash flow from our operations and if we are unable to reduce our level of expenditures, or are unable to borrow or otherwise obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected and we would not be able to operate our business.

Substantial sales of our broadband Internet equipment will not occur unless telecommunications carriers continue substantial deployment of DSL services.

The success of our broadband Internet equipment depends upon whether telecommunications carriers deploy DSL and other broadband technologies and upon the timing of the deployment of such technologies. Factors that will impact such deployment include:

•	A prolonged approval process by service providers, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

•	The development of a viable business model for DSL and other broadband services, including the capability to market, sell, install and maintain DSL and other broadband services;

•	The ability of our CLEC customers to obtain required capital resources;

•	Cost constraints, such as installation costs and space and power requirements at the telecommunications service provider’s central office;

•	Lack of compatibility of DSL equipment that is supplied by different manufacturers;

•	Evolving industry standards for DSL and other broadband technologies; and

•	Government regulation.

Demand for DSL services has exceeded the ability of certain telecommunications carriers and ISPs to deploy services in a timely manner and to provide satisfactory customer service. We offer to carriers and service provider customers the opportunity to bundle basic DSL connectivity with value-added features that enable the provider to bundle differentiated services that will justify higher recurring revenues from end users. These features include dial backup, VPN, voice over DSL, remote management and configuration, and eSite or eStore hosting. We can offer no assurance that our strategy of enabling bundled service offerings will be widely accepted. If telecommunications carriers do not continue to expand their deployment of DSL and other broadband services, or if additional telecommunications carriers do not offer DSL and other broadband services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

We expect our revenues to become increasingly dependent on our ability to sell our broadband gateway products to ILECs, and we may incur losses if we cannot successfully market and sell our products through ILEC channels.

ILECs have been aggressively marketing DSL services principally focusing on residential services. Prior to the acquisition of Cayman, we had not sold meaningful quantities of our broadband Internet equipment to ILECs in the United States. As a result of our acquisition of Cayman, we have expanded the channels through which we sell our products to include ILEC customers, such as SBC and BellSouth, and have committed resources that are focused on expanding our presence in the ILEC channel both domestically and internationally in response to changing market conditions. There continue to be barriers associated with such sales including, but not limited to, lengthy product evaluation cycles, the ability to dislodge competitors whose products are currently being utilized, a long-term contract cycle and intense price pressures. ILECs currently obtain equipment from our competitors, such as Thomson Corporation (Thomson), Siemens (through its Efficient Networks subsidiary), Westell Technologies, Inc. (Westell), ZyXEL Communications Co. (ZyXEL), Linksys Group Inc. (Linksys) and 2Wire, Inc. (2Wire), who have proven to be strong competitors. There is no guarantee we will be successful in retaining the customers acquired in connection with our acquisition of Cayman or our ability to successfully expand our presence in the ILEC market. If we fail to retain the customers acquired in connection with our acquisition of Cayman or fail to penetrate further the ILEC market for our products and services, our business may be materially and adversely affected.

We expect our revenues to become increasingly dependent on our ability to develop broadband Internet equipment for and successfully enter the residential broadband gateway market.

We have historically developed, marketed and sold business class broadband Internet equipment products to CLECs serving the business market for DSL Internet connectivity. Through our acquisitions of Cayman in October 2001 and substantially all the assets of DoBox in March 2002, we believe that we have acquired existing customer relationships, products and technology that will enable us to more quickly develop, enhance and market broadband Internet equipment products and services to ILECs serving the residential market. There are numerous risks associated with our entrance into the residential broadband gateway market such as:

•	The ability to design and develop products that meet the needs of the residential market;

•	The ability to successfully market these products to ILECs currently serving this market;

•	The ability to dislodge current suppliers of residential class broadband gateways; and

•	Our failure to successfully complete and bring to market the products and technology acquired in connection with our acquisitions of Cayman and substantially all the assets of DoBox.

If we are unable to overcome these challenges or if the ILECs are unsuccessful marketing or deploying DSL services into the residential market, our business will be materially and adversely affected.

The DSL market, and the channels through which we historically have sold our DSL products, has experienced significant business difficulties during the past year, which have negatively affected our business and operating results.

Prior to our acquisition of Cayman in October 2001, our most significant customers were CLECs and ISPs. Since the middle of calendar year 2000, CLECs have experienced significant business difficulties due to an inability to obtain financing to continue to build out their networks. The difficulties of these customers have materially and adversely affected our operating results, causing a significant decline in the price of our common stock. During the last two years, three of our CLEC customers, Covad, Rhythms NetConnections, Inc. (Rhythms), and NorthPoint have demonstrated the following market difficulties:

•	Covad, our largest customer in the three months ended March 31, 2003 and in fiscal years 2002, 2001 and 2000, has reduced its breadth of network build-out and significantly scaled back its operations. In addition, Covad filed a voluntary petition under the Bankruptcy Act in August 2001 as part of a capital-restructuring plan. In November 2001, Covad announced that it had secured an agreement with SBC to provide Covad with $150 million in funding. Covad emerged from bankruptcy in December 2001 upon closing the SBC funding. Additionally, Covad has announced that this funding is expected to provide the cash that it believes will allow it to become cash flow positive by the latter half of 2003;

•	Rhythms voluntarily filed for protection under the Bankruptcy Act in August 2001, and subsequently ceased normal operations in September 2001. In December 2001, WorldCom purchased Rhythms’ key DSL assets. As a result, WorldCom has been delivering service to customers on the Rhythms network. In July 2002, WorldCom and substantially all of its active United States subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. There is no certainty that WorldCom will continue to purchase our equipment for deployment on the Rhythms network, and there is no certainty that WorldCom will continue to operate the Rhythms network as a result of the pending bankruptcy proceedings; and

•	NorthPoint voluntarily filed for protection under the Bankruptcy Act in January 2001 and subsequently ceased operations in March 2001.

Like the CLECs, ISPs also have struggled for the past two years. Most ISPs have had significant difficulties in differentiating their services from the services provided by their competitors. As a result, the lack of differentiation has led to significant erosion in the prices charged to customers. Many of our ISP customers such as Mpower Communications Corp., PSINet, Inc. (PSINet), Onsite Access Inc. and Business Telecommunications, Inc., have all experienced business difficulties and some have filed for bankruptcy or ceased operations. PSINet, which had been one of our key ISP customers, filed a voluntary petition under the Bankruptcy Act in June 2001, and no longer is purchasing products from us. The pricing pressure for ISPs continues to date, and, accordingly, sales of our products to ISPs remain difficult. The financing market for CLECs and ISPs has remained difficult and has been largely closed since calendar year 2001, resulting in significantly decreased sales to CLECs and ISPs and write-offs of outstanding accounts receivable.

If we are unable to retain our customers and/or employees and complete our projects and products in development, our business would be seriously harmed.

We have attempted to expand the channels through which and markets to which we sell our products through our acquisitions and product development and marketing efforts. Historically, we have focused on serving the small and medium size business market primarily through the CLEC channels from which we have derived a substantial portion of our revenue. The Cayman acquisition in October 2001, helped to expand our customer base to include ILEC customers, such as SBC and BellSouth. Our recent product introductions have helped us win new customers in Europe. If we are unable to retain our customers and/or employees, maintain the quality of our products and timely and successfully develop, manufacture and gain market acceptance of our new products, our business will be seriously harmed.

The loss of, or decline in, purchases by one or more of our key distributors or customers would result in a significant decline in our revenues.

Our revenues will decline and we may incur losses if we lose one or more of our significant customers or if our customers reduce or delay purchases of our products. For the three months ended March 31, 2003, there were 4 customers who each individually represented at least 5% of our revenues and in the aggregate accounted for 44% of our total revenues. For the three months ended March 31, 2003, we had three greater than 10% customers: Covad accounted for 16%, Swisscom accounted for 12% and SBC accounted for 10%, respectively, of our total revenues. For the fiscal year ended September 30, 2002, there were four customers who each individually represented at least 5% of our revenues and in the aggregate, accounted for 36% of our total revenues. In fiscal year 2002, sales to Covad and Ingram Micro represented approximately 13% and 12%, respectively, of our total revenues.

Substantial portions of our revenues are derived from sales to international customers.

A substantial portion of our revenues is derived from sales to European and other international customers. We expect sales to international customers to continue to comprise a significant portion of our revenues. For the past two fiscal years, sales of broadband Internet equipment products to our European customers who are members of the European Union have been denominated in the Euro. All other international sales are denominated in United States dollars. For our international sales that continue to be denominated in United States dollars, fluctuations in currency exchange rates could cause our products and services to become relatively more expensive to our foreign customers. This could lead to decreased profitability of our products and services. In addition, changes in the value of the Euro relative to the United States dollar could adversely affect our operating results to the extent we do not hedge sales denominated in the Euro.

There are risks associated with international operations.

Our international operations are subject to a number of difficulties and special costs, including:

•	Costs of customizing products for foreign countries;

•	Laws and business practices favoring local competitors;

•	Dependence on local vendors;

•	Uncertain regulation of electronic commerce;

•	Compliance with multiple, conflicting and changing governmental laws and regulations;

•	Longer sales cycles;

•	Greater difficulty in collecting accounts receivable;

•	Import and export restrictions and tariffs;

•	Difficulties staffing and managing foreign operations;

•	Multiple conflicting tax laws and regulations; and

•	Political and economic instability.

In addition, if we establish more significant operations overseas, we may incur costs that would be difficult to reduce quickly because of employee-related laws and practices in those countries.

Because the markets for our products and services are intensely competitive and some of our competitors are larger, better established and have more cash resources, we may not be able to compete successfully against current and future competitors.

We sell products and services in markets that are highly competitive. We expect competition to intensify as current competitors expand their product and service offerings and new competitors enter the market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size, scope and breadth of the products and services offered.

In the market for broadband Internet equipment, we primarily compete with Thomson, Cisco Systems, Inc. (Cisco), Siemens (through its Efficient Networks subsidiary), Linksys, 2Wire, Westell, and ZyXEL.

In the market for our Web platforms products, we primarily compete with Computer Associates International, Inc. (Computer Associates), Microsoft Corporation (Microsoft), Vector Networks, Inc. (Vector Networks), Stac Software, Symantec Corporation (Symantec), and Tivoli Software (a wholly-owned subsidiary of International Business Machines Corporation) (IBM). We anticipate intense competition from some of these companies because some of these competitors provide their products to consumers at no cost. For example, Microsoft has available at no cost a communications and collaboration software product that could limit the market for our Timbuktu product.

Many of our current and potential competitors in all product areas have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of these industries. In the past, we have lost potential customers to competitors in all product areas for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Our quarterly operating results are likely to fluctuate because of many factors and may cause our stock price to fluctuate.

Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

It is likely that in some future quarter, quarters or year our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock may decline significantly. Variations in our operating results will likely be caused by factors related to the operation of our business, including:

•	Variations in the timing and size of orders for our broadband Internet equipment products;

•	Decreases or delays in purchases by significant customers, or loss of customers such as Covad, Ingram Micro, SBC or BellSouth;

•	Increased price competition for our broadband Internet equipment products;

•	Our ability to license, and the timing of licenses, of our Web platforms products;

•	The growth rate in the number of eSites and eStores that are built using our Web platforms products from which we derive revenues;

•	The mix of products and services and the gross margins associated with such products and services, including the impact of our increased sales of lower margin broadband Internet equipment products as a percentage of our total revenues and increased sales of lower margin ADSL products within our family of broadband Internet equipment products;

•	Shifts in the channel fulfilling demand from small, medium and distributed enterprises for DSL services to entities with whom we do not have historical relationships;

•	The price and availability of chip sets and other components for our DSL products;

•	The timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

•	Our ability to attract and retain key personnel.

These variations may also be caused by factors related to the development of the market for broadband Internet equipment, the market for our Web platforms products and the competition we face in these markets, including:

•	The ability of CLECs to obtain required capital resources;

•	The timing, rate and ability of telecommunications service providers to deploy DSL and other broadband services;

•	Anticipated price and promotion competition in the market for broadband Internet equipment and Web platforms products;

•	The level of market penetration of our broadband Internet equipment and Web platforms products relative to those of our competitors; and

•	The timing and rate of deployment of alternative high-speed data transmission technologies, such as cable and high-speed wireless data transmission.

These variations may also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

•	Foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in those foreign markets where we sell our products in United States dollars or could expose us to currency rate fluctuation risks to the extent we do not adequately hedge these foreign currency sales;

•	Costs associated with future litigation, including securities litigation or litigation relating to the use or ownership of intellectual property;

•	Acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies; and

•	General global economic conditions that could adversely affect sales to our customers.

Other technologies for the broadband gateway market compete with DSL services.

DSL services compete with a variety of different broadband services, including cable, satellite and other wireless technologies. Many of these technologies compete effectively with DSL services. If any technology competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our DSL products and services and our revenues and gross margins will decrease. There is no guarantee we will be able to develop and introduce products for these competing technologies.

We purchase the semiconductor chips for our DSL products from a limited number of suppliers.

All of our DSL products rely on special semiconductor chips that we purchase from a limited number of suppliers. We do not have volume purchase contracts with any of our suppliers and they could cease selling us these semiconductor chips at any time. If we are unable to timely obtain a sufficient quantity of these semiconductor chips from any of our suppliers, for any reason, sales of our DSL products could be delayed or halted. Further, we could also be forced to redesign our DSL products and qualify new suppliers of semiconductor chip sets. The resulting stoppage or delay in selling our products and the expense of redesigning our DSL products would seriously harm our reputation and business.

Substantially all of our circuit boards are manufactured by a limited number of contract manufacturers.

Substantially all of our broadband Internet equipment includes circuit boards that are manufactured by a limited number of contract manufacturers. Additionally, certain of our broadband Internet equipment products are assembled and packaged by these contract manufacturers. If supplies of circuit boards or broadband Internet equipment products from these contract manufacturers are interrupted for any reason, we will incur significant losses until we can arrange for alternative sources. Any such interruption may seriously harm our reputation and business.

We may be unable to obtain components for our broadband Internet equipment from independent contractors and specialized suppliers.

We do not manufacture any of the components used in our products and perform only limited assembly on some products. All of our broadband Internet equipment relies on components that are supplied by independent contractors and specialized suppliers. We generally do not have guaranteed supply arrangements with these third parties and they could cease selling components to us at any time. Moreover, the ability of independent contractors and specialized suppliers to provide us with sufficient components for our broadband Internet equipment also depends on our ability to accurately forecast our future requirements. If we are unable to timely obtain a sufficient quantity of components from independent contractors or specialized suppliers for any reason, sales of our broadband Internet equipment could be delayed or halted. In addition, we may be required to pay premiums for components purchased from other vendors should our regular independent contractors and specialized suppliers be unable to timely provide us with sufficient quantity of components. To the extent we pay any premiums, our gross margins and operating results would be harmed. Further, we could also be forced to redesign our broadband Internet equipment and qualify new suppliers of components. The resulting stoppage or delay in selling our products and the expense of redesigning our broadband Internet equipment would seriously harm our reputation and business. In addition, we anticipate that it will be necessary for us to establish relationships with additional component suppliers in the future. If we are unsuccessful in establishing these relationships, we may not be able to obtain sufficient components in some future period.

We need to develop, introduce and market new and enhanced products and services in a timely manner to remain competitive.

We compete in markets characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products and services that provide increasingly higher levels of performance, reliability, compatibility, and cost savings for our customers. We will need to continue to integrate our DSL router technology with the architectures of leading central office equipment providers in order to enhance the reliability, ease-of-use and management functions of each of our DSL products. Currently, our router products are fully integrated with Copper Mountain Networks, Inc.’s central office access concentrators and are interoperable with Alcatel, Cisco, LM Ericsson Telephone Company (Ericsson), Lucent Technologies Inc., Nortel Networks Corporation, Nokia Corporation, Paradyne Networks, Inc. and Zhone Technologies, Inc. central office access concentrators.

We have recently developed and introduced a new broadband services platform that enables network operations centers of broadband service providers the ability to remotely manage, support, and troubleshoot installed broadband gateways thereby reducing support costs. We believe this service delivery platform is new to and has unique features in the market for broadband services and can assist us in differentiating our products and services from those of our competitors. While this platform is based upon technology developed within Netopia, it is relatively new and we cannot provide any assurance that, when deployed in mass scale, it will perform as expected, there are no hidden bugs or defects, or it will be widely adopted by the customers to whom we are marketing the platform.

We may not be able to successfully develop, introduce, enhance or market these or other products and services necessary to our future success. In addition, any delay in developing, introducing or marketing these or other products would seriously harm our business. Many of our broadband Internet equipment products and services are relatively new. You should consider our prospects in light of the difficulties we may encounter because these products are at an early stage of development in a relatively new, rapidly evolving and intensely competitive market. For example, we may not correctly anticipate market requirements, including requirements for performance, price, features and compatibility with other DSL equipment. We may not be able to introduce rapidly innovative new products that meet these market requirements. It is possible that the market for broadband Internet equipment will develop in a manner that we do not anticipate.

We may engage in acquisitions or divestitures that involve numerous risks, including the use of cash, diversion of management attention and significant write-offs.

In the past, we have engaged in both acquisitions and divestitures. Our acquisitions and divestitures have involved numerous risks, including the use of significant amounts of our cash, diversion of the attention of our management from our core business, loss of our key employees and significant expenses and write-offs. For example, in fiscal year 2002, we recorded a $4.1 million charge for acquired in-process research and development related to our acquisitions of DoBox and Cayman and a $9.1 million charge for impairment of goodwill related to our acquisitions of Cayman and StarNet. Similarly, in September 2001, we recorded a $16.4 million charge for impairment of goodwill and other intangible assets related to our acquisitions of WebOrder, StarNet and Serus. Incremental acquisition related charges including in-process research and development and amortization of goodwill and other intangibles or divestitures of profitable technologies or products could adversely impact our profitability. The success of these acquisitions depends upon our ability to retain the customers and key employees, and timely and successfully develop, manufacture and gain market acceptance for the products we acquired. If we engage in additional acquisitions or divestitures in future periods, we may not be able to address these risks and our business may be harmed.

Our revenues will not grow and we may incur losses if we cannot successfully introduce, market and sell our Web platforms products. We derive a substantial portion of the recurring revenues from our Web platforms products from a small number of large customers.

The majority of our Web platforms revenues are derived from the sale of Timbuktu. We anticipate that the market for Timbuktu will grow more slowly than the market for our other Web platforms products and services. In addition, we rely on a small number of licensees of our Web platforms to promote the use of our Web platforms for building eSites and eStores. As a result, we derive a substantial portion of the recurring revenues from our Web platforms products from a small number of large customers. The extent and nature of the promotions by licensees of our Web platforms are outside of our control. If licensees of our eSite and eStore Web platforms do not successfully promote our eSite and eStore Web platforms to their customers, we will not generate recurring revenues from royalties on eSites and eStores promoted by licensees of our Web platforms. If these customers were to choose a competitive platform, this could lead to reduced revenues and adversely impact our results.

If hosting services for our Web platforms perform poorly, our reputation will be damaged and we could be sued.

We depend on our servers, networking hardware and software infrastructure, and third-party service and maintenance of these items to provide reliable, high-performance eSite and eStore hosting and eSupport services for our customers. In addition, our servers are located at third-party facilities. Failure or poor performance by third parties with whom we contract to maintain our servers and hardware and software, could lead to interruption or deterioration of our eSite and eStore hosting and eSupport services. Additionally, a slowdown or failure of our systems due to an increase in the use of the eSites and eStores we currently host, or due to damage or destruction of our systems for any reason, or the possibility of rolling blackouts could also lead to interruption or deterioration of our eSite and eStore hosting and eSupport services. If there is an interruption or a deterioration of our eSite and eStore hosting and eSupport services, our reputation would be seriously harmed and, consequently, sales of our products and services would decrease. If such circumstances do arise in some future period, in order to retain current customers and attract new customers, we may have to provide our eSite and eStore hosting and eSupport services at a subsidized price or even at no cost. In addition, if our eSite and eStore hosting or eSupport services are interrupted, perform poorly, or are unreliable, we are at risk of litigation from our customers.

We may continue to experience declining gross margins due to price competition and an increase in sales of lower margin broadband Internet equipment as a percentage of our total revenue.

We expect that sales of our broadband Internet equipment may account for a larger percentage of our total revenues in future periods. Because our broadband Internet equipment products are generally sold at lower gross margins than our Web platforms products and sales volumes of our lower margin ADSL products is increasing, our overall gross margins will likely decrease. Further, we expect that the market for broadband Internet equipment, in particular DSL products, will become increasingly competitive and that we will be forced to lower the prices we charge for our broadband Internet equipment in the future. As the average selling price of our routers declines, our gross margins related to such products, as well as our overall gross margins, are likely to decline.

We typically experience a seasonal reduction in revenues in the three months ended September 30.

In the past, we have experienced a seasonal reduction in our revenues in the three months ended September 30, our fiscal fourth quarter, primarily due to European vacation schedules that typically result in reduced economic activity in Europe during such periods. We anticipate that this trend will continue.

Our success depends on retaining our current key personnel and attracting additional key personnel.

Our future performance depends on the continued service of our senior management, product development and sales personnel, particularly Alan Lefkof, our President and Chief Executive Officer. None of our employees are bound by an employment agreement, and we do not carry key person life insurance. The loss of the services of one or more of our key personnel could seriously harm our business. Our future success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Our intellectual property may not be adequately protected, and our products may infringe upon the intellectual property rights of third parties.

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark law. We presently have one United States patent issued that relates to our Timbuktu software. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and there is no guarantee that the safeguards that we employ will protect our intellectual property and other valuable competitive information.

For example, in selling our Timbuktu software, we often rely on license cards that are included in our products and are not signed by licensees. Therefore, such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries where our products are or may be manufactured or sold, particularly developing countries including various countries in Asia, such as the People’s Republic of China, do not protect our proprietary rights as fully as do the laws of the United States.

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products or we infringe their intellectual property. It is possible that our patent may be successfully challenged, that our patent may not provide us with any competitive advantages, or that the patents of others will seriously harm our ability to do business. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

We may not be able to license necessary software, firmware and hardware designs from third parties.

We rely upon certain software, firmware and hardware designs that we license from third parties, including firmware that is integrated with our internally developed firmware and used in our products to perform key functions. We cannot be certain that these third-party licenses will continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in shipment delays or reductions until equivalent firmware is developed, identified, licensed and integrated which would seriously harm our business.

Our customers may return our products to us for replacement or refund.

We provide end users of our products with a limited warranty on our broadband Internet equipment and our Timbuktu software. We permit end users to return our broadband Internet equipment and Timbuktu for replacements or for refund of the full purchase price if the products do not perform as warranted. Our other Web platforms products are provided on an “as is” basis, and we generally do not offer a warranty on this product. End users of our eSites and eStores generally can discontinue their service at any time at no cost. In the past, we have not encountered material warranty claims. In the future, if warranty claims exceed our reserves for such claims, our business would be seriously harmed. Additionally, we attempt to further limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions. However, we cannot assure you that such limitations of liability will be legally enforceable.

Our products are complex and may contain undetected or unresolved defects.

Our products are complex and may contain undetected or unresolved defects when first introduced or as new versions are released. We cannot assure you that, despite our testing, defects will not be found in new products or new versions of products following commercial release. If our products do contain undetected or unresolved defects, we may lose market share, experience delays in or losses of market acceptance or be required to issue a product recall. In addition, we would be at risk of product liability litigation for financial or other damages to our customers because of defects in our products. Although we attempt to limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions, we cannot assure you that such limitations of liability will be legally enforceable.

Substantial sales of our common stock by our large stockholders could cause our stock price to fall.

We have a limited number of stockholders that hold a large portion of our common stock. To the extent our large stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall.

Our industry may become subject to changes in tariffs and regulations.

Our industry and industries on which our business depends may be affected by changes in tariffs and regulations. For example, we depend on telecommunications service providers for sales of our broadband gateway products, and companies in the telecommunications industry must comply with numerous regulations and pay numerous tariffs. If our industry or industries on which we depend become subject to increases in tariffs and regulations that lead to corresponding increases in the cost of doing our business or doing business with us, our revenues could decline. For example, if a regulatory agency imposed restrictions on DSL service that were not also imposed on other forms of high-speed Internet access, our business could be harmed.

Business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, labor disputes by transportation providers and other events beyond our control. In particular, our headquarters are located near earthquake fault lines in the San Francisco Bay area and may be susceptible to the risk of earthquakes. If there is an earthquake in the region, our business could be seriously harmed. We do not have a detailed disaster recovery plan. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.

Our stock price may be volatile, which may result in substantial losses for our stockholders.

The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

•	Variations in our quarterly operating results;

•	Changes in securities analysts’ estimates of our financial performance;

•	Changes in market valuations of similar companies;

•	Announcements by us or our competitors of technological innovations, new products or enhancements, significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Losses of major customers, major projects with major customers or the failure to complete significant licensing transactions;

•	Additions or departures of key personnel;

•	Volatility generally of securities of companies in our industry;

•	General conditions in the broadband communications industry, in particular the DSL market, or the domestic and worldwide economies;

•	Decreases or delays in purchases by significant customers;

•	A shortfall in revenue or earnings from securities analysts’ expectations or other announcements by securities analysts;

•	Our ability to protect and exploit our intellectual property or defend against the intellectual property rights of others; and

•	Developments in our relationships with customers, distributors and suppliers.

In recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, which often have been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

We are at risk of securities class action litigation due to the expected volatility of our stock price.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. In the future, we may be a target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

A third party may have difficulty acquiring us, even if doing so would be beneficial to our stockholders.

Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

USE OF PROCEEDS

The selling stockholders will be offering and selling all shares offered and sold with this prospectus and the selling stockholders will receive all of the proceeds from the sale of the shares. Accordingly, we will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

We are registering the shares of common stock pursuant to a registration rights agreement dated as of March 29, 2002, entered into by and among Netopia, DoBox, Inc. and DB Holding Company, LLC. The registration rights agreement was entered into in connection with the acquisition by Netopia of DoBox pursuant to an asset purchase agreement dated as of March 29, 2002, and the initial selling stockholders named below are the members of DB Holding Company, LLC, which was the sole stockholder of DoBox. In the registration rights agreement, Netopia agreed to file with the Securities and Exchange Commission, or the SEC or the Commission, the registration statement to provide for the resale of the shares registered hereby, and to use all commercially reasonable efforts to maintain the effectiveness of the registration statement for up to 365 days from the effective date of the registration statement of which this prospectus is a part.

The following table presents information with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. Except as described above, to our knowledge none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

The share information provided in the table below is based on information provided to us by the selling stockholders. To our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable and except as otherwise indicated below. Shares of common stock subject to options that are exercisable within 60 days of April 30, 2003 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person. Each selling stockholder owns less than 1% of our outstanding common stock, based on 19,298,825 shares of our common stock outstanding as of March 31, 2003.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. The table assumes that the selling stockholders sell all of the shares offered by them in this offering, and that the selling stockholders do not hold and do not acquire any other shares of Netopia stock pending the offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section. As used in this prospectus, the term selling stockholder includes the entities and individuals in the following table and their transferees, assignees, pledges, donees or other successors.

	Shares Beneficially Owned Before the Offering (1)			Shares That May Be Offered and Sold	Shares Held After the Offering
Name	Number		Percent		Number		Percent
Thomas Adler	8,588		*	8,588	0		*
AK Holding Company	14,313		*	14,313	0		*
Vaughn Cox	2,650		*	2,650	0		*
Bradley Davis	21,500	(2)	*	4,800	16,700	(2)	*
Nicole T. Davis	4,800		*	4,800	0		*
Jonathan Director	4,294		*	4,294	0		*
David A. Holcomb	6,683	(3)	*	2,175	4,508	(3)	*
Ketan Sheila Kothari Family Trust	2,147		*	2,147	0		*
Kothari-Saura Family Trust	2,147		*	2,147	0		*
Benjamin M. Lefkowitz	14,313		*	14,313	0		*
Peter Lengyel	14,313		*	14,313	0		*
John Macaskill	8,588		*	8,588	0		*
Jason Maestri	2,600	(4)	*	600	2,000	(4)	*
Richard A. Marin	28,627		*	28,627	0		*
Raymond Nolte	4,294		*	4,294	0		*
Eric F. S. Pai	8,588		*	8,588	0		*
Wes Peters	500		*	500	0		*
Peterson Ventures III, LLC	25,764		*	25,764	0		*
Catherine S. Roper	200		*	200	0		*
Roper Living Trust	5,725		*	5,725	0		*
Arthur B. Schoen, Jr.	8,588		*	8,588	0		*
David E. Simmons	14,313		*	14,313	0		*
David B. Smith, Jr.	4,294		*	4,294	0		*
Matthew R. G. Smith	26,175	(5)	*	3,675	22,500	(5)	*
Soundview Technology Corporation	10,206		*	10,206	0		*
Lowell Steele	2,200		*	2,200	0		*
Stoel Rives, LLP	5,725		*	5,725	0		*
Chris Thompson	2,575	(6)	*	575	2,000	(6)	*
Mike Thompson	2,825		*	2,825	0		*
Michael and Gloria Toomey	5,725		*	5,725	0		*
Bruce Tully	28,627		*	28,627	0		*
Lewis Turner, Jr.	4,294		*	4,294	0		*
Michael J. Walsh	14,313		*	14,313	0		*
Barbara Weinreich	8,588		*	8,588	0		*
Josh Weinreich	28,626		*	28,626	0		*

TOTAL	347,708		1.8	300,000	47,708		*

*	Less than one percent of outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Unless otherwise indicated, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(2)	Includes 16,200 shares issuable upon the exercise of stock options held by Bradley Davis.
(3)	Includes 2,250 shares issuable upon the exercise of stock options held by David A. Holcomb.
(4)	Includes 2,000 shares issuable upon the exercise of stock options held by Jason Maestri.
(5)	Includes 17,500 shares issuable upon the exercise of stock options held by Matthew R. G. Smith.
(6)	Includes 2,000 shares issuable upon the exercise of stock options held by Chris Thompson.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares.

Who may sell and applicable restrictions.  The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders or any broker-dealer, agent or underwriter regarding the sales of the common stock by the selling stockholders, nor do we know the identity of the brokers or market makers that will participate in the sell of the shares.

In addition, some of the selling stockholders are corporations, limited liability companies or trusts which may, in the future, distribute their shares to their stockholders, members or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such stockholders, members or trust beneficiaries, or by any of their respective distributes.

Prospectus delivery.  The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock.

Manner of sales.  The selling stockholders will act independently of Netopia in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or one or more exchanges, in the over-the-counter market or otherwise. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of, or in combination of, the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	in privately negotiated transactions; and

•	by options transactions.

Hedging Transactions.  In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus. Our Insider Trading Policy prohibits employees and directors from engaging in hedging transactions with our securities.

The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares. Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection to a distribution of the securities.

Expenses associated with registration.  We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

Indemnification and contribution.  Under the terms of the registration rights agreement we have agreed to indemnify each of the parties to the agreement and certain other persons (including the selling stockholders) against certain liabilities in connection with the offering of the shares of common stock, including liabilities under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Notice of Sales; Suspension of this offering.  Under the terms of the registration rights agreement, each selling stockholder has agreed to give at least two business days’ prior written notice to Netopia of any proposed sale of shares by the selling stockholder pursuant to this prospectus. If Netopia determines that it is necessary to file a prospectus supplement or an amendment to the registration statement, or to make an appropriate filing under the Exchange Act, so as to cause the prospectus to become current and not include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing, the selling stockholder may not make a sale pursuant to this prospectus until such supplement, amendment or filing has been made. In addition, the selling stockholders have agreed that they will not sell any shares pursuant to this prospectus during any time at which our insider trading policies prohibit certain persons, which may include executive officers or directors, from trading in our securities.

LEGAL MATTERS

David A. Kadish, Senior Vice President, General Counsel and Secretary of Netopia, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Mr. Kadish beneficially owns an aggregate of 276,708 of our common stock, including 262,693 shares that are issuable upon the exercise of stock options held by Mr. Kadish.

EXPERTS

The consolidated financial statements and schedule of Netopia, Inc. as of September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the September 30, 2002, consolidated financial statements refers to a change in the Company’s method of accounting for goodwill.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended September 30, 2002;

•	our quarterly report on Form 10-Q for the quarterly period ended December 31, 2002;

•	Our Registration Statement No. 0-28450 on Form 8-A filed with the Commission on May 3, 1996 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), together with amendments thereto, in which there is described the terms, rights and provisions applicable to our outstanding common stock.

•	all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the registration statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily a complete description of all provisions of the contract or document and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to the General Counsel at our principal executive offices located at 6001 Shellmound Street, 4th Floor, Emeryville, California 94608 or by telephone at (510) 420-7400.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$100
Accounting fees and expenses	5,000
Legal fees and expenses	5,000
Printing and Other Miscellaneous Fees	2,000

Total	$12,100

ITEM 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the Act). Article VII of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of present and past employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

See also the undertakings set out in response to Item 17.

ITEM 16.  Exhibits.

The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

Incorporated by Reference

Exhibit Number	Exhibit Description	Form	File No.	Exhibit Number	Filed Herewith
4.01	Registration Rights Agreement dated as of March 29, 2002 by and among Netopia, Inc., DoBox, Inc., and DB Holding Company, LLC.				X

4.02	Restated and Amended Certificate of Incorporation.	S-1	333-3868	3.3

4.03	Restated and Amended Bylaws of the Registrant.	S-1	333-3868	3.6

4.04	Certificate of Ownership and Merger (corporate name change).	10-K for the fiscal year ended September 30, 1997	000-28450	3.3

5.01	Opinion of David A. Kadish, Esq., Senior Vice President, General Counsel and Secretary of the Company.				X

23.01	Consent of Counsel (See Exhibit 5.01).				X

23.02	Consent of KPMG LLP, independent auditors.				X

24.01	Powers of Attorney (included on signature page)				X

ITEM 17.  Undertakings.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Free” table in the effective registration statement;

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on this 7th of May, 2003.

NETOPIA, INC.

By:	/s/ ALAN B. LEFKOF
Alan B. Lefkof
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned officers and directors of Netopia, Inc., a Delaware corporation, do hereby constitute and appoint Alan B. Lefkof and David A. Kadish, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and either of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

/s/ ALAN B. LEFKOF Alan B. Lefkof	President, Chief Executive Officer and Director	May 7, 2003

Principal Financial Officer and Principal Accounting Officer:

/s/ WILLIAM D. BAKER William D. Baker	Senior Vice President, Finance and Operations, and Chief Financial Officer	May 7, 2003

Additional Directors:

/s/ REESE M. JONES Reese M. Jones	Director	April 29, 2003

/s/ ROBERT LEE Robert Lee	Director	April 29, 2003

/s/ DAVID F. MARQUARDT David F. Marquardt	Director	April 29, 2003

/s/ HAROLD S. WILLS Harold S. Wills	Director	April 29, 2003

EXHIBIT INDEX

Incorporated by Reference

	Exhibit Description	Form	File No.	Exhibit Number	Filed Herewith
4.01	Registration Rights Agreement dated as of March 29, 2002 by and among Netopia, Inc., DoBox, Inc., and DB Holding Company, LLC.				X

4.02	Restated and Amended Certificate of Incorporation.	S-1	333-3868	3.3

4.03	Restated and Amended Bylaws of the Registrant.	S-1	333-3868	3.6

4.04	Certificate of Ownership and Merger (corporate name change).	10-K for the fiscal year ended September 30, 1997	000-28450	3.3

5.01	Opinion of David A. Kadish, Esq., Senior Vice President, General Counsel and Secretary of the Company.				X

23.01	Consent of Counsel (See Exhibit 5.01).				X

23.02	Consent of KPMG LLP, independent auditors.				X

24.01	Powers of Attorney (included on signature page)				X